ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Statement No. 333-178960

Dated December 9, 2013

ETRACS 2xMonthly Leveraged Long Alerian MLP Infrastructure Index ETN

Profile		ETN Ticker: MLPL
Issuer	UBS AG	Key Features
Issuer Credit Rating[1]	A2 (Moody’s); A (S&P); A (Fitch)	– Quarterly income potential – Tax administration benefit – Convenience of an exchange-traded security
Underlying Index	Alerian MLP Infrastructure Index
Leverage	2x
Current Yield (annualized)[2]	10.16%
Initial trade date	7/06/2010
Maturity date	7/09/2040
Annual Tracking Rate	0.85%, accrued on a daily basis
Primary exchange	NYSE Arca
CUSIP	902664200

About the ETN

The ETRACS 2xMonthly Leveraged Long Alerian MLP Infrastructure Index is designed to track a leveraged investment in the Alerian MLP Infrastructure Index (the “Index”), and pay a variable quarterly coupon linked to the leveraged cash distributions associated with the underlying MLP constituents, less financing costs and investor fees.

Exchange-traded Notes are senior, unsecured, unsubordinated debt securities that provide investors with exposure to the total returns of various market indices, including those linked to stocks, bonds, commodities and/or currencies, less investor fees. ETRACS are innovative investment products offering easy access to markets and strategies that may not be readily available in the existing marketplace.

Why Invest in MLPs?

MLPs are limited partnerships primarily engaged in the exploration, marketing, mining, processing, production, refining, storage, or transportation of any mineral or natural resource. Because the MLP structure requires the distribution of at least 90% of an MLP’s income to investors (known as unit holders), MLPs have typically produced attractive historical yields compared to other income-oriented investments and have exhibited relatively low historical correlation to the market prices of a wide range of asset classes, including equities and commodities.

About the Underlying Index

The Index, comprised of 25 energy infrastructure MLPs, is a liquid, midstream-focused subset of the Alerian MLP Infrastructure Index (NYSE: AMZI). The Index, whose constituents generally earn the majority of their cash flow from the transportation and storage of energy commodities, provides investors with a benchmark for the infrastructure component of this emerging asset class. The Index is calculated using a capped, float-adjusted, capitalization-weighted methodology that results in greater diversification versus a pure market capitalization-weighted index. The Index was created in March 2008 and has no performance history prior to that date.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS 2xMonthly Leveraged Long Alerian MLP Infrastructure Index ETN

Historical Index Returns

	1 Month	3 Months	6 Months	1 Year	3 Years	5 Years
Alerian MLP Infrastructure Total Return Index	-3.40%	2.27%	3.32%	24.02%	53.57%	288.85%
S&P 500 Index Total Return	1.03%	8.41%	11.17%	28.97%	55.70%	127.38%
Alerian MLP Total Return Index	-2.88%	3.37%	2.61%	21.67%	47.28%	263.75%
S&P 500 Utilities Index Total Return	-3.22%	4.23%	3.10%	12.17%	39.04%	65.66%
DJ-UBS Commodity TR Index	2.03%	-4.03%	-4.74%	-11.86%	-18.46%	18.87%

Source: Bloomberg/Reuters. The historical Index returns shown above are cumulative total returns for the stated periods as of December 6, 2013 and are furnished as a matter of information only. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the total return on the ETN will always be lower than the total return on the Index or the total return on a direct investment in the Index constituents.

Index Comparison

Source: Bloomberg/Reuters. The graph above illustrates the historical total returns of the Index in comparison with other benchmark indices for the stated periods as of December 6, 2013. Historical performance of the Index is not an indication of future performance. Future performance of the Index may differ significantly from historical performance, either positively or negatively. The ETN is subject to investor fees. As a result, the return on the ETN will always be lower than the total return of the Index or the total return on a direct investment in the Index constituents.

Index Constituents

Top 10 Index Constituents

Name	% Weight
Enterprise Products Partners LP	9.68
Kinder Morgan Energy Partners LP	9.24
Plains All American Pipeline LP	7.24
Magellan Midstream Partners LP	7.19
Energy Transfer Partners LP	6.89
MarkWest Energy Partners LP	6.86
Williams Partners LP	4.97
ONEOK Partners LP	4.78
Buckeye Partners LP	4.52
Enbridge Energy Partners LP	4.25

Source: Alerian, as of September 20, 2013.

Benefits of Investing

–	Leveraged exposure to a portfolio of energy infrastructure MLPs through a single investment.
–	Leveraged income via variable quarterly coupons linked to the cash distributions, if any, paid on the MLPs in the Index, less fees. If the MLPs do not make distributions or those distributions do not overcome the investor fees, then investors will not receive any coupons.
–	Tax administration: The coupons associated with the ETN are reported as ordinary income on Form 1099, and therefore the administrative burden associated with K-1 forms is eliminated.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS 2xMonthly Leveraged Long Alerian MLP Infrastructure Index ETN

Selected Risk Considerations

An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the “Risk Factors” section of the prospectus supplement for the ETNs (the “ETRACS Prospectus”). Capitalized terms used below (and elsewhere in this document) but not defined herein shall have the meanings attributed to them in the ETRACS Prospectus.

–	You may lose some or all of your principal - The ETRACS ETNs are exposed to two times any monthly decline in the level of the Index. If the compounded leveraged monthly return of the Index is insufficient to offset the negative effect of the Annual Tracking Fee and the Accrued Financing Charges over the relevant period, and Redemption Fee Amount, if applicable, less any Coupon Amounts, any Stub Reference Distribution Amount and/or Adjusted Coupon Amount, as applicable, or if the compounded leveraged monthly return of the Index is negative, you will lose some or all of your investment at maturity, call, acceleration or upon early redemption.
–	Payment based on VWAP Level - The payment on the ETRACS ETNs at maturity, call, acceleration or upon early redemption, will be based on the VWAP Level of the Index and not on the closing level of the Index, as specified in the ETRACS Prospectus. The VWAP Level of the Index will most likely differ from the closing level of the Index.
–	Correlation and compounding risk - There can be no guarantee that the ETRACS ETNs will achieve a high degree of correlation with the performance of the Index. Because the Current Principal Amount is reset monthly, you will be exposed to compounding of monthly returns. As a result, the performance of the ETRACS ETNs for periods greater than one month is likely to be either greater than or less than the Index performance times the leverage factor of two, before accounting for Annual Tracking Fee and Accrued Financial Charges, and the Redemption Fee Amount, if any. In particular, significant adverse monthly performances of your ETRACS ETNs may not be offset by subsequent beneficial monthly performances of equal magnitude.
–	Leverage risk - The ETRACS ETNs are two times leveraged long with respect to the Index, which means that you will benefit two times from any beneficial, but will be exposed to two times any adverse, monthly performance of the Index, before the combined negative effect of the Annual Tracking Fee, the Accrued Financing Charges and Redemption Fee Amount, if any.
–	Market risk - The return on the ETRACS ETNs, which may be positive or negative, is linked to the compounded leveraged monthly return on the Index. The monthly return on the Index is measured by the Monthly Performance Ratio, which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events that affect the markets generally.
–	Limited performance history - The return on the ETRACS ETNs is linked to the performance of the Index, which was introduced in March 2008. As a result, the Index has a limited performance history, and it is uncertain how the index will perform. Limited historical information will be available for you to consider in making an independent investigation of the Index performance, which may make it more difficult for you to make an informed decision with respect to an investment in the ETRACS ETNs than if the Index had a longer performance history.
–	Credit of UBS - The ETRACS ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETRACS ETNs, including any payment at maturity, upon early redemption, call or acceleration, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETRACS ETNs prior to maturity, call, acceleration or early redemption. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETRACS ETNs.
–	Potential over-concentration in a particular industry - There is only one industry – energy – related to the MLPs included in the Index. An investment in the ETRACS ETNs will increase your portfolio’s exposure to fluctuations in the energy industry.
–	A trading market for the ETRACS ETNs may not develop - Although the ETRACS ETNs are listed on NYSE Arca, a trading market for the ETRACS ETNs may not develop. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETRACS ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETRACS ETNs on NYSE Arca or any other exchange. Therefore, the liquidity of the ETRACS ETNs may be limited.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS 2xMonthly Leveraged Long Alerian MLP Infrastructure Index ETN

–	Minimum redemption amount - You must elect to redeem at least 50,000 ETRACS ETNs for UBS to repurchase your ETRACS ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETRACS ETNs for redemption with those of other investors to reach this minimum requirement. Therefore, the liquidity of the ETRACS ETNs may be limited.
–	Potential automatic acceleration - In the event the indicative value of the ETRACS ETNs is equal to $5.00 or less on any Index Business Day or the intraday index value on any Index Business Day decreases 30% from the most recent Monthly Initial Closing Level, the ETRACS ETNs will be automatically accelerated and mandatorily redeemed by UBS and you will receive a cash payment equal to the Acceleration Amount as determined during the Acceleration Valuation Period. The Acceleration Amount you receive on the Acceleration Settlement Date may be significantly less than $5.00 per ETRACS ETN and may be zero if the level of the Index continues to decrease during trading on one or more Index Business Days during the Acceleration Valuation Period as measured by the Index Performance Ratio on one or more Index Business Days during the Acceleration Valuation Period.
–	You are not guaranteed a coupon payment - You will not receive a coupon payment on a Coupon Payment Date if the Reference Distribution Amount is less than the Accrued Tracking Fee (which is based on the Annual Tracking Fee). Similarly, you will not receive a coupon payment on a Redemption Date, the Call Settlement Date or the Acceleration Settlement Date if the Adjusted Reference Distribution Amount is less than the Adjusted Tracking Fee (which is based on the Annual Tracking Fee), and in the case of a redemption, the Redemption Fee Amount.
–	Uncertain tax treatment - Significant aspects of the tax treatment of the ETRACS ETNs are uncertain. You should consult your own tax advisor about your own tax situation.
–	UBS’s Call Right - UBS may elect to redeem all outstanding ETRACS ETNs at any time on or after July 11, 2011, as described under “Specific Terms of the Securities - UBS’s Call Right” in the ETRACS Prospectus. If UBS exercises its Call Right, the Call Settlement Amount may be less than your initial investment in the ETRACS ETNs.

ETRACS: Innovative strategies, convenient access	+1-877-387 2275	etracs@ubs.com

ETRACS 2xMonthly Leveraged Long Alerian MLP Infrastructure Index ETN

Footnotes

1 The issuer credit rating as of November 30, 2013 pertains to the creditworthiness of UBS AG (that is, the ability of UBS AG to meet its obligations under the terms of the ETN) and is not indicative of the market risk associated with the ETN. The creditworthiness of UBS AG does not affect or enhance the likely performance of the ETN other than with respect to the ability of UBS AG to meet its obligations thereunder. We have not obtained a rating from any rating organization with respect to the ETRACS ETN.

2 “Current Yield (annualized)” equals the most recently paid coupon as of November 30, 2013, annualized and divided by the closing price of the ETN on September 30, 2013, or, if the closing price is not available on that date, then the previous available closing price, and rounded to two decimal places for ease of analysis. The Current Yield is not indicative of future coupon payments, if any, on the ETN. You are not guaranteed any coupon or distribution amount under the ETN.

Disclosures

This material is issued by UBS AG or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/). An investment in the ETRACS ETNs involves risks and is subject to the creditworthiness of UBS. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the prospectus supplement for the ETRACS ETNs.

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the prospectus supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC. UBS Financial Services Inc. is a registered broker/dealer and affiliate of UBS Securities LLC.

© UBS 2013. The key symbol and UBS are among the registered and unregistered trademarks of UBS. Alerian MLP Infrastructure Index, Alerian MLP Infrastructure Total Return Index and AMZI are trademarks of GKD Index Partners, LLC d/b/a Alerian and their use is granted under a license from GKD Index Partners, LLC d/b/a/ Alerian. Other marks may be trademarks of their respective owners. All rights reserved.

For questions or additional information about ETRACS

Contact us	ETRACS Investor Service Center: +1-877-387-2275	Email: etracs@ubs.com
	Hours available: Monday to Friday 8:00 a.m. - 5:00 p.m. EST	Website: www.etracs.com